UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2017
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 6, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2017. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 7, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 6, 2017

Table of Contents	Exhibit 99.1

QIAGEN reports results for third quarter and first nine months of 2017

•	Solid Q3 2017 performance in line with full-year ambitions:

◦	Net sales $364.0 million (+7% actual, +7% CER); adjusted net sales $364.4 million (+8% actual, +7% CER vs. +7% CER guidance)

◦	EPS $0.21; adjusted EPS $0.32 ($0.32 CER), adjusted EPS excluding restructuring charge $0.32 ($0.32 CER vs. $0.32-0.33 CER guidance)

◦	Nine-month 2017 free cash flow of $146.1 million impacted by $41 million cash restructuring charges

•
Solid growth of Sample to Insight portfolio led by QuantiFERON latent TB test growing above 25% CER annual target, complemented by QIAsymphony, human ID / forensics and infectious disease testing portfolio

•	$300 million share repurchase commitment completed ahead of end-2017 goal

•	New initiative in China to focus on high-growth areas and streamline portfolio

•	Reaffirming 2017 adjusted EPS target of $1.25-1.27 CER before restructuring; ~7% CER adjusted net sales growth excluding changes in China portfolio
Venlo, the Netherlands, November 6, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2017, delivering on goals for improvements in adjusted net sales and adjusted earnings.
“QIAGEN’s results for the third quarter of 2017 confirm that our Sample to Insight molecular testing solutions are delivering growth across the continuum of customer needs from basic research to clinical healthcare. All customer classes and regions supported growth trends in the third quarter, which were led by our Molecular Diagnostics and Applied Testing customer classes growing at solid rates and complemented by gains in Pharma and Academia,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “These results demonstrate that we are progressing well and delivering on our full-year ambitions during 2017, especially against a very strong performance in the second half of 2016, with market share gains, solid sales growth and a double-digit increase in adjusted earnings per share while strengthening our foundation for 2018 and beyond.”
Third quarter 2017 results
Net sales grew 7% at actual rates to $364.0 million in the third quarter of 2017 over the year-ago period and also advanced at 7% CER. Organic expansion contributed six percentage points to total CER growth, with about one percentage point from the January 2017 acquisition of OmicSoft Corporation, a leading provider of omics data solutions. Adjusted net sales, which include all revenue contributions from OmicSoft, increased 8% at actual rates to $364.4 million in the third quarter of 2017, and rose 7% CER with one percentage point of favorable currency movements.

Consumables and related revenues (+8% CER / 88% of sales) led the performance, and supported by single-digit CER growth in instrument sales (+2% CER / 12% of sales). Among the customer classes, Molecular Diagnostics (+9% CER / 49% of sales) was led by ongoing solid growth of the QuantiFERON-TB franchise above the annual 25% CER growth target, consumables used for the QIAsymphony automation system and solid contributions from companion diagnostic pharma collaborations.
In the Life Sciences, Applied Testing delivered 14% CER (+15% CER adjusted sales) growth thanks to solid gains in the Human Identification / Forensics portfolio, and supported by single-digit CER growth in Pharma (+4% CER, +5% CER adjusted sales) and Academia (+2% CER).
Among the regions, Europe / Middle East / Africa (+15% CER) had the fastest pace due to double-digit CER growth in France, Turkey and the Netherlands, along with single-digit CER contributions from the United Kingdom and Germany. Asia-Pacific / Japan (+7% CER) benefited from dynamic growth in Korea and India, and supported by single-digit gains in China, while Japan showed a modest single-digit CER decline. The Americas (+3% CER) grew on increased sales in the U.S. and Brazil, but faced a significant expected decline in Mexico due to the expiry of a tender.
Operating income was $63.9 million in the third quarter of 2017 compared to $48.3 million in the same period of 2016. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 9% to $96.1 million compared to $88.1 million in the year-ago period. The adjusted operating income margin was steady at 26% of sales compared to the same period of 2016. Excluding the pre-tax restructuring charge taken in the third quarter of 2017, which was $1.8 million, adjusted operating income rose 11% to $97.9 million and the adjusted operating income margin was 27% of sales.
Net income attributable to owners of QIAGEN N.V. was $48.5 million, or $0.21 per diluted share (based on 232.7 million diluted shares) compared to $34.8 million, or $0.15 per share (based on 239.3 million diluted shares) in the third quarter of 2016. Adjusted net income was $75.3 million, or $0.32 per share ($0.32 CER), up from $69.3 million, or $0.29, in the year-ago period. Excluding the restructuring charge taken in the third quarter of 2017, which was $0.2 million on adjusted net income, adjusted diluted EPS was $0.32 per share ($0.32 CER).
First nine months 2017 results
Net sales grew 5% to $1.021 billion in the first nine months of 2017 over the same period in 2016, and were up 6% CER with one percentage point of adverse currency movements. Adjusted net sales also rose 5% to $1.022 billion in the first nine months of 2017, and were up 6% CER. Organic expansion contributed four percentage points to total CER growth, while two percentage points came from the acquisitions of Exiqon A/S in June 2016 and OmicSoft in January 2017. The expected decline in U.S. HPV test sales created about one percentage point of headwind, with adjusted net sales rising about 7% CER over the same period in 2016 when excluding these specific product sales.
Higher sales of consumables and related revenues (+7% CER, +8% CER adjusted sales / 88% of sales) more than offset a decline in instruments (-2% CER / 12% of sales). Molecular Diagnostics (+6% CER / 48% of sales) advanced +7% CER when excluding U.S. HPV test sales. In the Life Sciences, Applied Testing delivered double-digit CER gains (+15% CER, +16% CER adjusted sales), supported by single-digit CER growth in Pharma (+6% CER, +7% CER adjusted sales) and Academia (+3% CER). Among the regions,

Europe / Middle East / Africa (+10% CER) led the performance, and supported by Asia-Pacific / Japan (+9% CER) and the Americas (+3% CER).
Operating income was $110.0 million in the first nine months of 2017 compared to $94.6 million in the same period of 2016. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 9% to $230.5 million compared to $212.1 million in the 2016 period. The adjusted operating income margin rose to 23% of sales from 22% in the same period of 2016. Excluding the pre-tax restructuring charge in the first nine months of 2017, which was $19.2 million, adjusted operating income rose 18% to $249.7 million and the adjusted operating income margin was 24% of sales.
Net income attributable to owners of QIAGEN N.V. was $80.1 million, or $0.34 per diluted share (based on 233.4 million diluted shares) compared to $71.8 million, or $0.30 per share (based on 238.8 million diluted shares) in the first nine months of 2016. Adjusted net income was $180.8 million, or $0.77 per share ($0.78 CER), up from $171.3 million, or $0.72, in the year-ago period. Excluding the restructuring charge taken in the first nine months of 2017, which was $14.2 million on adjusted net income, adjusted diluted EPS was $0.84 per share ($0.84 CER).
Balance sheet and cash flows
At September 30, 2017, cash and cash equivalents increased to $671.8 million from $439.2 million at December 31, 2016. Net cash provided by operating activities was $210.7 million in the first nine months of 2017, down from $241.6 million in the year-ago period. Free cash flow for the first nine months of 2017 was $146.1 million, down from $186.7 million in the prior-year period, due mainly to the approximately $41 million impact of cash payments related to the restructuring activities launched in late 2016. Purchases of Property, Plant and Equipment rose to $64.6 million in the first nine months of 2017 from $54.8 million in 2016. Net cash used in investing activities was $371.9 million in the first nine months of 2017, which included payments for the OmicSoft acquisition, compared to $163.3 million in the first nine months of 2016. Net cash provided by financing activities was $386.0 million, which included net proceeds of $726.3 million from debt issuances during 2017 partially offset by $304.9 million of payments in connection with the share repurchase commitment, compared to cash used in financing activities of $15.8 million in the first nine months of 2016.
During the third quarter of 2017, QIAGEN completed the issuance of $400 million of new senior unsecured cash-settled convertible notes outside the U.S. at a 0.5% annual interest rate, and with an effective conversion price of $50.97 due to the entry into derivative transactions.
“QIAGEN has fulfilled its commitment to return $300 million to shareholders ahead of the scheduled end of 2017 target. We are reaffirming our commitment to a disciplined approach to capital allocation, and will review new opportunities to create more value,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are also making significant progress on initiatives to support the improvements in sales and profitability. Related to these initiatives, we have launched a new project in China to increase investments in high-growth areas and streamline our portfolio. We will be putting more resources toward areas such as the QuantiFERON-TB test, the new MAQGEN joint venture with Maccura for the GeneReader NGS System and the life sciences portfolio. At the same time, we have also decided to discontinue some non-core diagnostic PCR tests, and are in the process of divesting the distribution of our China HPV franchise to a third-party aggregator / distributor to improve our competitive position through a more tailored product offering and better adapt to local market needs.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q3 2017			9M 2017
	2017	2016	Change	2017	2016	Change
Net sales	364.0	338.7	7% /	1,020.7	971.5	5% /
			(7% CER)			(6% CER)
Adjusted net sales	364.4	338.7	8% /	1,022.3	971.5	5% /
			(7% CER)			(6% CER)
Operating income	63.9	48.3	32%	110.0	94.6	16%
Adjusted operating income	96.1	88.1	9%	230.5	212.1	9%
Adjusted operating income excluding restructuring charge	97.9	88.1	11%	249.7	212.1	18%
Net income	48.5	34.8	39%	80.1	71.8	12%
Adjusted net income	75.3	69.3	9%	180.8	171.3	6%
Adjusted net income excluding restructuring charge	75.5	69.3	9%	195.0	171.3	14%
Diluted EPS(1)	$0.21	$0.15		$0.34	$0.30
Adjusted diluted EPS(1)	$0.32	$0.29		$0.77	$0.72
Adjusted diluted EPS excluding restructuring charge(1)	$0.32 /	$0.29		$0.84 /	$0.72
	($0.32 CER)			($0.84 CER)

Net cash provided by operating activities(2)	81.2	93.8		210.7	241.6
Less purchases of property, plant and equipment	-26.7	-15.0		-64.6	-54.8
Free cash flow	54.5	78.8		146.1	186.7
(1) Weighted number of diluted shares (Q3 2017: 232.7 million, Q3 2016: 239.3 million) (9M 2017: 233.4 million, 9M 2016: 238.8 million)
(2) 2017 results include cash payments for restructuring (Q3 2017: $10 million, 9M 2017: $41 million)
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
In Q4 2016, QIAGEN changed to the “multiple attribution method” accounting principle for equity-based compensation. For the third quarter of 2016, diluted EPS was revised to $0.15 (previously $0.14) and for the first nine months of 2016, diluted EPS was revised to $0.30 (previously $0.29) and adjusted diluted EPS was revised to $0.72 (previously $0.71) due to a rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. See table accompanying this release for further information.

Adjusted net sales by product category and customer class

	Q3 2017			9M 2017
	Net sales: $364.0 million			Net sales: $1,020.7 million
	Adjusted net sales: $364.4 million			Adjusted net sales: $1,022.3 million
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$322	8%	88%	$905	8%	89%
Instruments	$43	2%	12%	$118	-2%	11%

Molecular Diagnostics(1)	$180	9%	49%	$490	6%	48%
Applied Testing	$36	15%	10%	$98	16%	10%
Pharma	$69	5%	19%	$203	7%	20%
Academia	$80	2%	22%	$231	3%	23%
(1) Includes companion diagnostic co-development revenues (Q3 2017: $12 million, +22% CER; 9M 2017: $24 million, +20% CER) and U.S. HPV sales (Q3 2017: $8 million, +4% CER, 2% of sales; 9M 2017: $19 million, -13% CER, 2% of sales).
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.

Adjusted net sales by geographic region

	Q3 2017			9M 2017
	Net sales: $364.0 million			Net sales: $1,020.7 million
	Adjusted net sales: $364.4 million			Adjusted net sales: $1,022.3 million
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Americas	$172	3%	47%	$479	3%	47%
Europe / Middle East / Africa	$117	15%	32%	$329	10%	32%
Asia-Pacific / Japan	$74	7%	20%	$212	9%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (Q3 2017: $61 million, +19% CER, 17% of sales; 9M 2017: $162 million, +15% CER, 16% of sales).
Q3 and 9M 2017: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.
Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN continues to capture growth opportunities with differentiated Sample to Insight solutions enabling molecular testing across the continuum from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB Gold-Plus (QFT-Plus), the fourth generation of QIAGEN’s market-leading blood test for detecting latent tuberculosis (TB) infection, was launched in the United States. QFT-Plus provides significant detection and workflow benefits for screening programs that form the basis of global TB control efforts, and studies have demonstrated the valuable potential of the test to measure the risk of progression to active, contagious TB. The test’s proprietary CD4+/CD8+ design captures a broad picture of an individual's immune status and delivers a comprehensive evaluation of immune response to TB infection with the potential for enhanced clinical insights. The U.S. launch of the fourth-generation version follows the launch and uptake in over 75 countries following the start of commercialization in 2016.

•
Personalized Healthcare surpassed a milestone of 25 master collaboration agreements with pharma and biotech companies to develop QIAGEN companion diagnostic tests that guide medical decision-making based on individualized genomic insights. QIAGEN has launched 15 new companion diagnostic projects so far in 2017, more than any prior year. In the third quarter of 2017, submissions were initiated for five Premarket Approval (PMA) applications and one PMA supplement, pointing to several potential product launches in 2018. QIAGEN also expanded its footprint in cancer immunotherapy (I-O), adding two new collaborations for development of molecular tests to identify patients who could benefit from I-O therapies.

•
Next-generation sequencing (NGS) solutions ranging from digital sequencing assays to bioinformatics software were highlighted in multiple studies presented in October 2017 at the American Society of Human Genetics (ASHG) meeting. A study by Counsyl, Inc., a leader in DNA testing and genetic counseling services, found that the QIAGEN Clinical Insight (QCI) platform reduced the time required to interpret and score genetic variants by 75%. QIAGEN and Counsyl have entered a collaboration to deploy QCI as part of Counsyl’s scale-up of their genetic screening technologies. QIAGEN also began a collaboration with CENTOGENE AG to provide more complete Sample to Insight research and clinical testing solutions in rare genetic diseases. The GeneReader NGS System is rapidly gaining acceptance worldwide with a focus on clinical benchtop oncology testing. In October, the ICMP opened its new forensics laboratory in The Hague with GeneReader workflows optimized for human identification, innovative panels designed for identification of missing persons and integrated bioinformatics, marking the first additional application of this system outside of clinical research.

•
QIAsymphony, the leading Sample to Insight workflow automation solution for molecular labs worldwide, continues to expand its base of global placements, which are nearing the full-year goal for more than 2,000 cumulative systems, up from more than 1,750 at the end of 2016.

•
Differentiated technologies that enable scientists to gain better insights in large and fast-growing research areas are driving growth, in particular QIAGEN’s industry-leading solutions for liquid biopsies and state-of-the-art technologies in Applied Testing. As non-invasive liquid biopsies disseminate in clinical diagnostics, QIAGEN is partnering with leading providers to incorporate its differentiated solutions for liquid biopsy testing. For example, Clinical Genomics partnered with QIAGEN to use the PAXgene® Blood ccfDNA Tube in sample collection with Clinical Genomics’ assay to monitor patients for recurrence of colorectal cancer. In forensics, QIAGEN has pioneered efforts for years to develop international standards of quality for human identity testing products, and a third-party agency recently certified QIAGEN for meeting the state-of-the-art requirements for forensics supply chain and manufacturing (ISO18385:2016).

Initiatives to sustain faster sales momentum while delivering margin benefits
QIAGEN announced initiatives during the fourth quarter of 2016 to sustain faster sales momentum while improving efficiency and accountability to increase margins. Significant efficiency benefits have already been delivered, and targeted actions are continuing during 2017. QIAGEN has expanded the scope of these programs, in particular aiming to capture greater benefits from shared service centers and digitization. In the third quarter of 2017, QIAGEN recorded a pre-tax restructuring charge of $1.8 million, which was less than $0.01 per share, that was included in adjusted results, bringing the nine-month 2017 pre-tax restructuring charge to $19.2 million (or about $0.06 per share on an after-tax basis). QIAGEN continues to review ways to improve efficiency and effectiveness, and continues to expect a pre-tax restructuring charge for full-year 2017 of approximately $20 million related to these initiatives, or about $0.07 per share, which will be included in adjusted results.
QIAGEN completes $300 million share repurchase commitment
QIAGEN has completed a commitment to return $300 million to shareholders by the end of 2017. The final tranche of approximately $60 million was completed on September 15, 2017, through the open-market repurchase of 1.91 million shares on the Frankfurt Stock Exchange at an average price of EUR 26.84 (or about $31.94 per share based on exchange rates at that time). This tranche came after QIAGEN completed the return of $245 million in January 2017 through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split.
Changes in QIAGEN Executive Committee
After 12 years with QIAGEN, Douglas Liu is retiring from his role as Senior Vice President, Global Operations and member of the Executive Committee. During his tenure, he successfully ensured reliable supply and growth of QIAGEN’s portfolio and effective supply chains while helping to ensure the successful integration of more than 20 companies. He will continue to work closely with QIAGEN in an advisory role. QIAGEN is pleased to announce that Mark Gladwell has joined QIAGEN to assume the role of Senior Vice President, Global Operations and member of the Executive Committee. He brings to QIAGEN more than two decades of experience in manufacturing high-volume, high technology in vitro diagnostics and medical devices, and most recently served as Senior Vice President, Global Operations, at Alere Inc.
Dr. Laura Furmanski, who has served as Senior Vice President of the Bioinformatics Business Area and a member of the Executive Committee since 2014, will be resigning and return to management consulting. She was responsible for leading QIAGEN’s presence in bioinformatics, and oversaw the integration of important acquisitions to strengthen this differentiating leadership position. A search for a successor is in an advanced stage.
Outlook
For full-year 2017, QIAGEN expects adjusted net sales to grow approximately 7% CER. This excludes the 2016 and 2017 revenues related to the decision to streamline the China portfolio as part of the new growth initiative. These revenues amount to about 1-2% of total sales for both years. Further, this guidance is based on about five to six percentage points of organic sales growth from the portfolio (including about one percentage point of headwind from reduced HPV test sales in the U.S.) and approximately one to two percentage points from the acquisitions of Exiqon (June 2016) and, to a lesser extent, OmicSoft (January 2017).
QIAGEN reaffirms its full-year 2017 guidance for adjusted diluted EPS of about $1.25-1.27 CER per share based on operating and financial leverage, which includes benefits from completion of the $300 million share repurchase and efficiency actions initiated in 2016, but excludes $0.07 per share of restructuring costs expected for 2017. The portfolio changes in China are not expected to have any material impact on adjusted EPS excluding the restructuring charge. Based on exchange rates as of November 3, 2017, currency movements against the U.S. dollar are expected to have a negative impact on full-year 2017 adjusted net sales of about one percentage point, and a negative impact of about $0.01 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2017.
For the fourth quarter of 2017, adjusted net sales are expected to rise approximately 5-6% CER compared to the same period in 2016. This excludes the 2016 and 2017 revenues in this quarter related to the decision to streamline the China portfolio. This guidance is based on approximately four to five percentage points of organic growth (including about two percentage points of U.S. HPV headwinds) and about one percentage point from the OmicSoft acquisition. Adjusted diluted EPS is expected to be about $0.41-0.42 CER excluding restructuring charges (~$0.01 per share). The portfolio changes in China are not expected to have any material impact on adjusted EPS. Based on exchange rates as of November 3, 2017, currency movements against the U.S. dollar are expected to have a positive impact on adjusted net sales of about two percentage points, and a neutral impact on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Tuesday, November 7, 2017, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute.
Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees.
QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. For these reasons, we are also presenting adjusted results excluding the impact of the restructuring charge taken in the first nine months of 2017.
Reconciliations are included in the tables accompanying this report. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.
Change in accounting principle for equity-based compensation
In the fourth quarter of 2016, QIAGEN made a change in accounting principle for equity-based compensation to the “multiple attribution method,” which now aligns QIAGEN’s U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards) reporting. QIAGEN believes this change is preferable since it provides better alignment of cost recognition over vesting periods. Results for previous years have been revised without any meaningful impact. For the first nine months of 2016, diluted EPS was revised to $0.30 from $0.29 and adjusted diluted EPS was revised to $0.72 from $0.71, as a reduction of $2.1 million in after-tax equity-based compensation was offset by an increase of about 1.3 million in the weighted average number of shares. For the third quarter of 2016, diluted EPS was revised to $0.15 from $0.14, as a reduction of $1.0 million in after-tax equity-based compensation was offset by an increase of about 1.0 million in the weighted average number of shares. For more information, please see table accompanying this press release and filings with the U.S. Securities and Exchange Commission.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2017, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses.

For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+ 49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
pr.qiagen.com

www.twitter.com/qiagen
www.facebook.com/QIAGEN

Download the QIAGEN Investor Relations App
Apple: https://itunes.apple.com/us/app/qiagen-investor-relations/id1170201291?mt=8
Android: https://play.google.com/store/apps/details?id=com.theirapp.qiagen&hl=de

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except share data)	2017	2016
Net sales	363,977	338,685
Cost of sales	123,096	117,625
Gross profit	240,881	221,060
Operating expenses:
Research and development	38,429	36,040
Sales and marketing	96,641	94,245
General and administrative, integration and other	31,863	32,644
Acquisition-related intangible amortization	10,017	9,851
Total operating expenses	176,950	172,780
Income from operations	63,931	48,280
Other income (expense):
Interest income	2,670	1,658
Interest expense	(12,000)	(9,626)
Other expense, net	(2,948)	(2,374)
Total other expense, net	(12,278)	(10,342)
Income before income taxes	51,653	37,938
Income taxes	3,168	3,187
Net income	48,485	34,751
Net loss attributable to noncontrolling interest	—	(53)
Net income attributable to the owners of QIAGEN N.V.	48,485	34,804

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.21	$0.15
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.32	$0.29

Diluted shares used in computing diluted net income per common share (in thousands)	232,721	239,297

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2017	2016
Net sales	1,020,673	971,476
Cost of sales	359,390	354,831
Gross profit	661,283	616,645
Operating expenses:
Research and development	115,046	117,624
Sales and marketing	292,846	286,346
General and administrative, integration and other	113,968	88,654
Acquisition-related intangible amortization	29,376	29,387
Total operating expenses	551,236	522,011
Income from operations	110,047	94,634
Other income (expense):
Interest income	6,298	4,675
Interest expense	(32,742)	(28,369)
Other expense, net	(3,076)	(41)
Total other expense, net	(29,520)	(23,735)
Income before income taxes	80,527	70,899
Income taxes	440	(781)
Net income	80,087	71,680
Net loss attributable to noncontrolling interest	—	(101)
Net income attributable to the owners of QIAGEN N.V.	80,087	71,781

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.30
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.77	$0.72

Diluted shares used in computing diluted net income per common share	233,428	238,775

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2017
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	364.0	240.9	63.9	51.7	(3.2)	6%	48.5	$0.21
Adjustments:
Business integration and acquisition-related items	0.4	0.6	5.4	5.4	(1.8)		3.6	0.01
Purchased intangibles amortization	—	16.8	26.8	26.8	(8.8)		18.0	0.08
Non-cash interest expense charges	—	—	—	5.7	—		5.7	0.02
Other special income and expense items	—	—	—	2.3	(2.8)		(0.5)	—
Total adjustments	0.4	17.4	32.2	40.2	(13.4)		26.8	0.11
Adjusted results	364.4	258.3	96.1	91.9	(16.6)	18%	75.3	$0.32
Restructuring charges	—	0.4	1.8	1.8	(1.6)		0.2	$—
Adjusted results excluding restructuring charges	364.4	258.7	97.9	93.7	(18.2)	19%	75.5	$0.32

* Using 232.7 M diluted shares
NM - Not meaningful

Three months ended September 30, 2016
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	338.7	221.1	48.3	37.9	(3.2)	8%	34.8	$0.15
Adjustments:
Business integration and acquisition-related items	—	0.4	9.7	9.7	(2.8)		6.9	0.03
Purchased intangibles amortization	—	20.2	30.1	30.1	(10.1)		20.0	0.09
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.8	1.8		2.5	0.01
Total adjustments	—	20.6	39.8	45.6	(11.1)		34.4	0.15
Adjusted results	338.7	241.7	88.1	83.5	(14.3)	17%	69.3	$0.29

* Using 239.3 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2017
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	1,020.7	661.3	110.0	80.5	(0.4)	1%	80.1	$0.34
Adjustments:
Business integration and acquisition-related items	1.6	2.0	32.8	32.8	(10.9)		21.9	0.10
Purchased intangibles amortization	—	58.3	87.7	87.7	(29.5)		58.2	0.25
Non-cash interest expense charges	—	—	—	15.8	—		15.8	0.07
Other special income and expense items	—	—	—	2.2	2.6		4.8	0.01
Total adjustments	1.6	60.3	120.5	138.5	(37.8)		100.7	0.43
Adjusted results	1,022.3	721.6	230.5	219.0	(38.2)	17%	180.8	$0.77
Restructuring charges	—	1.3	19.2	19.2	(5.0)		14.2	$0.06
Adjusted results excluding restructuring charges	1,022.3	722.9	249.7	238.2	(43.2)	18%	195.0	$0.84

* Using 233.4 M diluted shares
NM - Not meaningful

Nine months ended September 30, 2016
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	971.5	616.6	94.6	70.9	0.8	NM	71.8	$0.30
Adjustments:
Business integration and acquisition-related items	—	6.7	28.0	28.0	(8.1)		19.9	0.09
Purchased intangibles amortization	—	60.0	89.4	89.4	(30.0)		59.4	0.25
Non-cash interest expense charges	—	—	—	14.8	—		14.8	0.06
Other special income and expense items	—	—	—	1.6	3.9		5.5	0.02
Total adjustments	—	66.7	117.4	133.8	(34.2)		99.6	0.42
Adjusted results	971.5	683.4	212.1	204.7	(33.5)	16%	171.3	$0.72

* Using 238.8 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
OVERVIEW OF 2016 RESULTS UNDER MULTIPLE ATTRIBUTION FOR EQUITY-BASED COMPENSATION
(unaudited)

In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For the third quarter of 2016, diluted EPS was revised to $0.15 (previously $0.14) and for the first nine months of 2016, diluted EPS was revised to $0.30 (previously $0.29) and adjusted diluted EPS was revised to $0.72 (previously $0.71) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares.

(EPS data in $ per share, diluted shares in thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Results under former single attribution method
Diluted EPS	0.06	0.09	0.14
Diluted EPS, adjusted	0.19	0.24	0.29
Diluted shares	236,854	237,161	238,343

Results under new multiple attribution method
Diluted EPS	0.07	0.09	0.15	0.04
Diluted EPS, adjusted	0.19	0.24	0.29	0.15
Diluted shares	238,363	238,667	239,297	239,648

(EPS data in $ per share, diluted shares in thousands)	3M 2016	6M 2016	9M 2016	FY 2016
Results under former single attribution method
Diluted EPS	0.06	0.15	0.29
Diluted EPS, adjusted	0.19	0.43	0.71
Diluted shares	236,854	237,008	237,453

Results under new multiple attribution method
Diluted EPS	0.07	0.16	0.30	0.34
Diluted EPS, adjusted	0.19	0.43	0.72	0.87
Diluted shares	238,363	238,515	238,775	238,993

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2017	December 31, 2016
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	671,751	439,180
Short-term investments	303,195	92,999
Accounts receivable, net	294,971	278,244
Income taxes receivable	34,796	23,795
Inventories, net	161,948	136,552
Prepaid expenses and other current assets	104,040	66,799
Total current assets	1,570,701	1,037,569
Long-term assets:
Property, plant and equipment, net	484,398	436,655
Goodwill	2,009,856	1,925,518
Intangible assets, net	524,672	557,159
Deferred income taxes	70,143	68,384
Other long-term assets	436,774	282,909
Total long-term assets	3,525,843	3,270,625
Total assets	5,096,544	4,308,194
Liabilities and Equity
Current liabilities:
Accounts payable	50,550	51,218
Accrued and other current liabilities	232,954	230,305
Income taxes payable	11,200	26,906
Total current liabilities	294,704	308,429
Long-term liabilities:
Long-term debt	1,746,994	1,067,096
Deferred income taxes	41,592	40,621
Other long-term liabilities	446,658	284,952
Total long-term liabilities	2,235,244	1,392,669
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 230,829 and 239,707 shares in 2017 and in 2016, respectively	2,702	2,812
Additional paid-in capital	1,623,345	1,794,665
Retained earnings	1,289,603	1,263,464
Accumulated other comprehensive loss	(225,580)	(333,839)
Less treasury shares at cost - 4,453 and 5,147 shares in 2017 and in 2016, respectively	(123,474)	(120,006)
Total equity	2,566,596	2,607,096
Total liabilities and equity	5,096,544	4,308,194

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

		Nine months ended
		September 30,
(In $ thousands)		2017	2016
Cash flows from operating activities:
Net income		80,087	71,680
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		163,628	156,695
Non-cash impairments		5,137	—
Amortization of debt discount and issuance costs		16,325	15,288
Share-based compensation expense		27,692	20,258
Excess tax benefits from share-based compensation		—	(448)
Deferred income taxes		(6,377)	(11,050)
Loss on early redemption of debt		—	717
Loss (gain) on marketable securities		1,055	(1,360)
Changes in fair value of contingent consideration		(2,769)	(5,501)
Other items, net including fair value changes in derivatives		(2,481)	3,621
Net changes in operating assets and liabilities:
Accounts receivable		(208)	19,050
Inventories		(23,851)	(13,602)
Prepaid expenses and other current assets		(3,758)	7,856
Other long-term assets		(651)	4,607
Accounts payable		(3,434)	(14,876)
Accrued and other current liabilities		(11,660)	(6,270)
Income taxes		(27,412)	(1,121)
Other long-term liabilities		(610)	(3,965)
Net cash provided by operating activities		210,713	241,579

Cash flows from investing activities:
Purchases of property, plant and equipment		(64,605)	(54,846)
Proceeds from sale of equipment		42	22
Purchases of intangible assets		(26,899)	(12,694)
Purchases of investments		(697)	(21,375)
Cash paid for acquisitions, net of cash acquired		(50,549)	(90,490)
Purchases of short-term investments		(345,564)	(436,249)
Proceeds from sales of short-term investments		139,214	458,883
Other investing activities		(22,816)	(6,505)
Net cash used in investing activities		(371,874)	(163,254)

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs		329,949	—
Proceeds from issuance of cash convertible notes, net of issuance costs		396,363	—
Purchase of call option related to cash convertible notes		(73,600)	—
Proceeds from issuance of warrants	45,579,000	45,579	—
Capital repayment		(243,945)	—
Repayment of long-term debt		—	(6,738)
Principal payments on capital leases		(1,005)	(949)
Excess tax benefits from share-based compensation		—	448
Proceeds from issuance of common shares		3,554	2,562
Purchase of treasury shares		(60,970)	—
Other financing activities		(9,940)	(11,156)
Net cash provided by (used in) financing activities		385,985	(15,833)
Effect of exchange rate changes on cash and cash equivalents		7,747	2,143
Net increase in cash and cash equivalents		232,571	64,635
Cash and cash equivalents, beginning of period		439,180	290,011
Cash and cash equivalents, end of period		671,751	354,646

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities		210,713	241,579
Purchases of property, plant and equipment		(64,605)	(54,846)
Free Cash Flow		146,108	186,733
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.